Part III: Manner of Operations

Item 7:   Order Types and Attributes

a. *Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:*

    i.   *priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;*

    ii. *conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);*

    iii. *order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;*

    iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

    v.   *whether an order type is eligible for routing to other Trading Centers;*

    vi. *the time-in-force instructions that can be used or not used with each order type;*

    vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

    viii. *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

    Order Types (Generally): As further discussed herein, the ATS accepts Firm Orders, including Firm-Up Orders, Conditional Orders, Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders (VWAP Sliced

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Orders, together with Full Day VWAP Orders and VWAP Block Orders, the "VWAP Order Types"). Except where otherwise noted, references to Firm Orders include Firm-Up Orders (as that term is defined herein). Orders of a particular VWAP Order Type may only interact with other orders of that same VWAP Order Type (*e.g.*, Full Day VWAP Orders may only interact with other Full Day VWAP Orders). Except where noted below, all orders may be cancelled by timely submission to the ATS of cancellation instructions.

Firm Orders (Excluding Firm-Up Orders): Firm Orders may include market, limit or pegged price instructions. Subscribers may designate Firm Orders as immediate-or-cancel ("IOC"), "Day," good-till-time ("GTT," expressed either in seconds or by specifying an expiration time) or "enhanced" IOC (such orders "Enhanced IOC" orders, further discussed below). Subscribers may designate Firm Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers may designate Firm Orders as add-liquidity-only ("ALO"). ALO orders will only interact with other orders if the ALO order would be deemed to be adding liquidity. See Part III Item 11 for further discussion of when an order is deemed to "add" or "remove" liquidity. Where, upon receipt, an ALO order is marketable against trading interest on the ATS, the ATS will accept the ALO order for further processing (*e.g.*, potential matching where the ALO would be deemed to be adding liquidity).

Pegged orders are limit orders with a limit price that constantly changes based on movements in the designated reference price. Pegged orders may, but are not required to, include an ultimate limit price (*e.g.*, buy 100 shares of ABC pegged to the offer but limited to $20.05) and, for orders other than IOC and Enhanced IOC orders, may also include an offset price (*e.g.*, buy 100 shares of ABC pegged to the national best offer ("NBO") minus $.02). Firm Orders may be pegged to the NBO, the national best bid ("NBB") or midpoint of the national best bid or offer ("NBBO").

Offset prices must be expressed in penny increments per share for securities priced equal to or greater than $1.00 per share and hundredths of a cent for securities priced less than $1.00 per share or the ATS will reject the order. Resting orders with offsets expressed in hundredths of a cent will be cancelled if the bid or offer becomes equal to or greater than $1.00 per share. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

As noted above, subscribers may designate orders as "Enhanced IOC" orders. **Only Firm Orders may be designated as Enhanced IOC orders**. Generally, an Enhanced IOC order operates like a "standard" IOC order and either immediately executes (in whole or in part) against resting contraside interest or is cancelled by the ATS. However, where there is a resting eligible contraside Conditional Order(s) in the ATS at the time the ATS receives the Enhanced IOC order, the Enhanced IOC order will remain in the ATS for a subscriber-configured period of time of at least 100 milliseconds (such period, which is configurable in millisecond increments, the "Hold Period"). For clarity, where there is both resting firm and conditional trading interest in the ATS at the time the ATS receives the Enhanced IOC order, the Enhanced IOC will execute, in whole or in part, against the firm order (which may be a Firm or Firm-Up Order) and the leaves quantity will be immediately cancelled. During the Hold Period the Enhanced IOC order is eligible to interact with any eligible contraside trading interest in the ATS and may "invite" other Conditional Orders to "firm-up." In the event the Enhanced IOC order receives a partial fill during the Hold Period the ATS will immediately cancel the order's leaves quantity (even where the Hold Period has not expired). Subscribers may not cancel an Enhanced IOC order during the Hold Period. For clarity, the Hold Period on a given order is not "extended" or "reset" for any reason.

~~Only Firm Orders may be designated as Enhanced IOC orders. Enhanced IOC orders may only be used in connection with Session Permissioning instructions (as defined at Part III Item 14). Orders designated as "Enhanced IOC" that do not utilize Session Permissioning instructions will be rejected.~~

By default, the ATS designates Firm Orders (including Enhanced IOC orders) as ineligible to interact with Conditional Orders. However, eBX will remove the default designation upon subscriber request and permit the subscriber to designate Firm Orders as either eligible or ineligible to interact with Conditional Orders on an order-by-order basis. Firm Orders designated as ineligible to interact with Conditional Orders will not invite a Conditional Order to firm-up, but are nevertheless eligible to interact with Firm-Up Orders (other than Firm-Up Orders that include a "conditional only" order instruction).

Firm Orders may be modified, but their firm status cannot be modified (*i.e.*, a Firm Order cannot be modified to be a Conditional Order). A modified Firm Order will receive a new time of receipt for priority purposes, except where the only modification is a reduction in order quantity.

Conditional Orders: A Conditional Order is an instruction to the ATS that the subscriber wants to interact with the order book on a conditional basis. A Conditional Order never executes; instead, when a Conditional Order would have otherwise matched with another order, the Conditional Order is canceled by the ATS and an invitation (*i.e.*, an "Invite" as defined at Part III Item 9) is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. As further discussed below, Conditional Orders, by default, may only interact at the midpoint of the prevailing NBBO. However, upon subscriber request to eBX, however made, eBX will remove the default logic and allow Conditional Orders that utilize Session Permissioning instructions to interact at any price at or inside the prevailing NBBO (such Conditional Orders designated as eligible to interact at any price at or inside the prevailing NBBO, "Session Conditional Orders," all other Conditional Orders, "Non-Session Conditional Orders"). For clarity, as used herein the term "Conditional Order" includes both Session and Non-Session Conditional Orders unless otherwise specified.

Conditional Orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Conditional Orders may be pegged to the NBB, NBO or midpoint of the NBBO. Conditional Orders pegged to the market (*i.e.*, sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (*e.g.*, buy 100 shares of ABC pegged to the NBO minus $.02). Conditional Orders pegged to the midpoint of the NBBO may not include an offset price. Session Conditional Orders may be pegged to the primary (*i.e.*, sell order pegged to the NBO or buy order pegged to the NBB) and may include an offset price. Non-Session Conditional Orders may not be pegged to the primary; the ATS will reject any Non-Session Conditional Orders pegged to the primary. As further discussed below, Conditional Orders must include a Minimum Block Size quantity. Subscribers may designate Conditional Orders as "Day" or GTT. Conditional Orders may not be designated as IOC or Enhanced IOC. Conditional Orders may be modified, but their conditional status cannot be modified (*i.e.*, a Conditional Order cannot be modified to be a Firm Order). Conditional Orders may include instructions to not interact with Firm Orders other than Firm-Up Orders. Any Firm-Up Order "resulting from" such a "conditional-only" Conditional Order must also include conditional-only instructions. Firm Orders, other than Firm-Up Orders resulting from a "conditional-only" Conditional Order, may not include a conditional-only order attribute. Non-Session Conditional Orders will only interact with contraside interest (i.e., "generate" an Invite) where the midpoint of the NBBO is an eligible execution price at the time of the match (that is, assuming both the Non-Session Conditional Order and contraside interest were firm orders). Session Conditional Orders are eligible to interact at any price at or inside the NBBO. Where "eligible" contraside interest exists, all eligible Conditional Orders will receive Invites, regardless of time of receipt. Conditional Orders may include ALO instructions, in which case the party submitting the Conditional Order will only receive an Invite where the Conditional Order would have been deemed to add liquidity at the time of the match (that is, assuming both the Conditional Order and contraside interest were firm orders). Subscribers may designate their Conditional Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

Firm-Up Orders: Firm-Up Orders are firm orders submitted in response to an Invite (as defined at Item III, Part 9). A Firm-Up Order must contain the same symbol, side, MPID and minimum block size quantity as the Conditional Order related to the Invite or it will be rejected by the ATS. As further discussed herein, Firm-Up Orders resulting from Session Conditional

Orders (such Firm-Up Orders, "Session Firm-Up Orders") and Firm-Up Orders resulting from Non-Session Conditional Orders (such Firm-Up Orders, "Non-Session Firm-Up Orders") differ in manner of operation. A Firm-Up Order's status as a Session Firm-Up Order or Non-Session Firm-Up Order is determined exclusively on the Session or Non-Session status of the underlying Conditional Order, and, accordingly, the election of whether a Firm-Up Order operates as a Session or Non-Session Firm-Up Order is effectively made at the Conditional Order stage. For clarity, the term "Firm-Up Order," as used herein, includes both Session and Non-Session Firm-Up Orders unless otherwise specified.

Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO, while Session Firm-Up Orders are eligible to execute at any price at or inside the NBBO. Firm-Up Orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Firm-Up Orders may be pegged to the NBB, NBO or midpoint of the NBBO. Firm-Up Orders pegged to the market (*i.e.*, sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (*e.g.*, buy 100 shares of ABC pegged to the NBO minus $.02). Firm-Up Orders pegged to the midpoint of the NBBO may not include an offset price. Session Firm-Up Orders may be pegged to the primary and may include an offset price. Non-Session Firm-Up Orders may only be pegged to the primary where the NBBO is locked and the order's instructions permit it to cross in a locked-market; the ATS will otherwise reject any Non-Session Firm-Up Order pegged to the primary. Where accepted, Non-Session Firm-Up Orders pegged to the primary may not include an offset price.

Non-Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating Conditional Order (e.g., a subscriber that submitted a market Conditional Order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market Conditional Order may submit a Firm-Up Order pegged to the midpoint of the NBBO). Session Firm-Up Orders must have effective limit prices that, at the time of submission, are at least equal to the NBB (for buy orders) or NBO (for sell orders).

Firm-Up Orders resulting from Conditional Orders with ALO instructions must themselves include ALO instructions; where such a Firm-Up order does not include ALO instructions the ATS will reject the order (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). The ATS will reject Firm-Up Orders with ALO instructions where the related Conditional Order did not include ALO instructions.

Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with Conditional Orders, but may designate Firm-Up Orders as only eligible to interact with Conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" Firm Orders for matching and priority purposes. However, as noted above, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Non-Session Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the ATS and may subsequently become eligible for execution. Where a Non-Session Firm-Up Order matches with a "standard" Firm Order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity. Session Firm-Up Orders are treated like "standard" Firm Orders when determining both eligible execution prices and resulting execution price.

The ATS does not prevent subscribers from submitting Firm Orders that are not Firm-Up Orders following receipt of an Invite, although the ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

Minimum Execution Size: Subscribers may specify a "Minimum Quantity" or "Minimum Block Size" associated with a Firm Order. Minimum Quantities and Minimum Block Sizes may be expressed in odd or mixed lots, but only where the subscriber has designated the order as eligible to execute in odd or mixed lots, as applicable. The ATS will reject any order with an odd or mixed lot Minimum Quantity or Minimum Block Size where the subscriber has not separately designated the order as eligible to execute in odd or mixed lots, as applicable. A "Minimum Quantity" instruction specifies the minimum execution size a subscriber will accept and allows for the aggregation of any number of contra-side orders. A "Minimum Block Size" instruction specifies the minimum execution size a subscriber will accept and does not allow for the aggregation of contra-side interest. Conditional and Firm-Up Orders must include a Minimum Block Size instruction. The ATS, however, will accept a Conditional or Firm-Up Order that includes a Minimum Quantity instruction, but it will treat the Minimum Quantity instruction as a Minimum Block Size instruction. The VWAP Order Types cannot include Minimum Quantity or Minimum Block Size instructions although they do, as further discussed below, include Minimum Anchor Quantity instructions.

Leaves Quantity; Minimum Quantity Orders: Subscribers may instruct whether a Minimum Quantity order, following its initial execution, be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Quantity order falls below its Minimum Quantity instruction, the ATS either (x) cancels back the order or (y) removes the Minimum Quantity instruction from the order (that is, disregards the Minimum Quantity instruction and allows the order to execute in any permitted lot size).

Leaves Quantity; Minimum Block Size Orders: Subscribers may instruct whether a Minimum Block Size order, following its initial execution, be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Block Size order falls below its Minimum Block Size, the ATS either (x) cancels back the order or (y) reduces the Minimum Block Size instruction to the size of the leaves quantity (for instance, if a 20,000 share order with a Minimum Block Size of 10,000 shares is party to an execution for 15,000 shares, the 5,000 share leaves quantity would remain eligible for execution and, effectively, be treated as having a 5,000 share Minimum Block Size instruction).

ORDER ROUTING: The ATS does not route any order flow.

Full Day VWAP Orders: The ATS accepts "Full Day VWAP Orders." The Full Day VWAP Order type allows subscribers to submit trading interest from 7:30 a.m. up until the Full Day VWAP Cross (as that term is defined at Part III Item 10), that, if "anchored," will execute at the security's VWAP for the relevant trading day, as calculated by eBX. As noted above, Full Day VWAP Orders may only interact with other Full Day VWAP Orders.

Full Day VWAP Orders must include "market" pricing instructions (that is, instructions to allow the order to execute at any price). The ATS will reject any Full Day VWAP Order that includes a limit price or pegged pricing instruction. Full Day VWAP Orders must include a time-in-force of "Day." Full Day VWAP Orders that include any other time-in-force instruction will be rejected.

Full Day VWAP orders will anchor prior to the market open. A Full Day VWAP order has "anchored" once it has paired with eligible contraside interest following the Full Day VWAP Cross such that, barring cancellation of the orders by eBX, the anchored orders will execute at the day's VWAP (as further discussed below). A single Full Day VWAP Order may match and anchor with one or multiple contra side Full Day VWAP Orders. Where multiple eligible contra-party Full Day VWAP Orders exist, priority is determined based on the following factors in the following order: (i) size and (ii) time of order receipt. For example, assume Subscriber X submitted an order to purchase 3,000 shares of security ABC, Subscriber Y submitted an order to sell 1,000 shares of ABC at 8:00 a.m. and Subscriber Z submitted an order to sell 2,500 shares of ABC at 8:30 a.m. Assume the ATS did not receive any other Full Day VWAP orders for ABC. In the above example, Subscriber Z would have priority over Subscriber Y because Subscriber Z's order was larger (despite having been submitted after Subscriber Y's order). Subscriber X would anchor (i) for 2,500 shares with Subscriber Z and, separately, (ii) for 500 shares with Subscriber Y. Full Day VWAP Orders are ineligible to anchor outside of the Full Day VWAP Cross.

Following the anchoring of a Full Day VWAP order, subscribers receive a restatement message indicating the quantity of their Full Day VWAP Order(s) that are anchored. Where a Full Day VWAP Order anchors to multiple contra side orders, subscribers receive a single restatement message identifying the total "anchored" quantity. Orders that match in the Full Day VWAP Cross are "anchored" for the remainder of the trading day.

Subscribers may cancel any Full Day VWAP Order prior to the Full Day VWAP Cross (as that term is defined at Part III Item 10). Anchored Full Day VWAP Orders may not be cancelled by the subscriber. eBX, as the ATS operator, may cancel anchored Full Day VWAP Orders. A Full Day VWAP Order that is cancelled by eBX will not receive an execution (whether in part or in full).

The ATS disseminates execution reports to subscribers once eBX has calculated the security's VWAP for the trading day. Except as noted below, execution reports are delivered to subscribers shortly after the end of regular trading hours (i.e., 4:00 PM ET or 1:00 PM ET on days where the NYSE is scheduled to close early). In the event the relevant security becomes subject to a Level 3 Market Wide Circuit Breaker at any time during the trading day, or where the security becomes subject to a Level 1 or Level 2 Market Wide Circuit Breaker that starts at or after 3:25 PM ET, the anchored shares will execute at the day's VWAP price calculated up to that point. Where a Full Day VWAP Order anchored with multiple contraparties, the execution report will identify the number of shares executed against each contraparty, but will not otherwise identify the contraparties. Except where cancelled by eBX, the anchored portion of any Full Day VWAP Order will execute in full (that is, even when the VWAP calculation is calculated prior to the end of regular trading hours due to a Market Wide Circuit Breaker).

VWAP Block Orders:

The VWAP Block order type allows subscribers to submit conditional trading interest that, if "firmed up" and anchored, will execute at the VWAP of an agreed to time period.

Manner of Order Entry/Conditional Trading Interest. Subscribers may submit conditional VWAP Block orders (such orders, "Conditional VWAP

Block Orders") starting at 7:30 AM ET. Conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Conditional VWAP Block Orders may include "market" or "limit" pricing instructions. The ATS will reject any Conditional VWAP Block Order that includes pegged pricing instructions. Conditional VWAP Block Orders must include a time-in-force of "Day." Conditional VWAP Block Orders that include any other time-in-force instruction will be rejected.

Conditional VWAP Block Orders must include a Minimum and Maximum Anchor Time. The "Minimum Anchor Time" designates the minimum (shortest) VWAP calculation period permitted for the order, while the "Maximum Anchor Time" designates the maximum (longest) permitted VWAP calculation period. Minimum and Maximum Anchor Times must be expressed in whole minutes (e.g., a Minimum Anchor Time of five (5) minutes and a Maximum Anchor Time of thirty (30) minutes). A Conditional VWAP Block Order's Minimum Anchor Time must be for at least one (1) minute and may not exceed its Maximum Anchor Time, although a Conditional VWAP Block Order's Minimum Anchor Time may equal its Maximum Anchor Time. The ATS will cancel a Conditional VWAP Block Order once its Minimum Anchor Time can no longer be satisfied. Conditional VWAP Block Orders may include instructions to not match in a locked market, although such instructions will be ignored. Conditional VWAP Block Orders that include ALO instructions will be rejected.

Conditional VWAP Block Orders must include a Minimum Anchor Quantity instruction. A "Minimum Anchor Quantity" represents the smallest contra order that the Conditional VWAP Block Order will invite to firm-up.

A Conditional VWAP Block Order may include a "Maximum Anchor Time Decay" attribute. A Maximum Anchor Time Decay attribute instructs the ATS to reduce or "decay" the order's Maximum Anchor Time every minute for the designated decay period or until an Invite is generated, whichever occurs first. The Maximum Anchor Time Decay cannot exceed the difference between an order's Minimum and Maximum Anchor Times.

Invitation In the event of a conditional match between eligible contra-party Conditional VWAP Block Orders, the Conditional VWAP Block Orders will be canceled by the ATS and an invitation will be sent to each originating subscriber inviting each subscriber to send a firm-up order in response thereto (such invitations, "VWAP Block Invites," such firm orders sent in response thereto, "Firm VWAP Block Orders"). The ATS will not allow Conditional VWAP Block Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Block Invite, contraside Conditional VWAP Block Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A Conditional VWAP Block Order will only cause a single contra order to generate a VWAP Block Invite. Where multiple eligible contra-party Conditional VWAP Block Orders exist, priority is determined based on the following factors in the following order: (i) order price (see Part III Item 11 for a detail discussion of this factor); (ii) **order size; (iii)** maximum anchor time; and (~~iii~~**iv**) time of entry. The ATS will immediately cancel a Conditional VWAP Block Order once that Conditional VWAP Block Order has generated a VWAP Block Invite.

The VWAP Block Invite sent to the subscriber identifies (x) the "Bespoke Anchor Time" and (y) overlapping order size. The "Bespoke Anchor Time" is the longest permissible overlapping anchor time. A VWAP Block Invite recipient has two (2) seconds (the "Firm-Up Period") in which to submit a "Firm VWAP Block Order." The ATS will cancel any unanchored Firm VWAP Block Order following the expiration of the Firm-Up Period. Subscribers may cancel Firm VWAP Block Orders at any time after submission.

Firm VWAP Block Orders must include market or limit pricing instructions. A Firm VWAP Block Order may include any limit price, although a Firm VWAP Block Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match. For instance, where the NBBO is $20.00 x $20.10, a buy order with a limit price of $20.10 will only be eligible to anchor with a sell order with a limit price of $20.05 or lower (including, for clarity, any sell order with a "market" pricing instruction).

Firm VWAP Block Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the Conditional VWAP Block Order related to the VWAP Block Invite or the ATS will reject the order. The Firm VWAP Block Order must also include the Bespoke Anchor Time contained in the VWAP Block Invite. The Firm VWAP Block Order quantity must equal or exceed the Minimum Anchor Quantity of the originating Conditional VWAP Block Order.

Where both subscribers to a preliminary match between Conditional VWAP Block Orders submit Firm VWAP Block Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the Firm VWAP Block Orders will anchor. For clarity, Firm VWAP Block Orders anchor once both subscribers to a preliminary match have submitted Firm VWAP Block Orders and the ATS has determined the Firm VWAP Block Orders are eligible to interact with one another, commencing the VWAP calculation period. As noted above, subscribers may cancel Firm VWAP Block Orders at any time after submission, including post-anchoring.

Anchored Firm VWAP Block Orders will receive the VWAP of the "VWAP Block Time;" *provided*, however, where the VWAP Block Time is less than one (1) minute no execution will be provided and the anchored orders will be cancelled in full. The VWAP Block Time begins once the Firm VWAP Block Orders are anchored and terminates at the earliest of: (i) the end of the Bespoke Anchor Time; (ii) when the VWAP, as calculated from the start of the VWAP Block Time, equals or exceeds the limit price of an anchored Firm VWAP Block Order; (iii) at the time the relevant security becomes subject to a regulatory halt or Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iv) subscriber cancellation of an anchored Firm VWAP Block Order; and (v) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Where any of clauses (i) through (v) applies, the resulting execution price will be the VWAP for the relevant VWAP Block Time (which, for clarity, is deemed to terminate upon any of the events in clauses (i) through (v) occurring). Where there is no execution during the VWAP Block Time, the execution price is the midpoint of the NBBO at the end of the VWAP Block Time; *provided*, however, that if the midpoint of the NBBO at the end of the VWAP Block Time would violate an order's limit price then both orders will be cancelled without a fill. If the first print during the VWAP Block Time is outside one order's limit price, the anchored Firm VWAP Block Orders are canceled back with no prints (even where the orders had been anchored for longer than a minute). As noted above, the ATS permits Firm VWAP Block Orders to execute at prices outside the prevailing NBBO.

Where an execution occurs prior to the end of the Bespoke Anchor Time, the orders will receive a pro rata execution in proportion to the elapsed Bespoke Anchor Time. By default, such pro rata execution will be rounded up to the nearest round lot; *provided*, however, that where both orders permit mixed or odd lot executions, the execution may be for a mixed or odd lot quantity, as applicable. Following the execution, the unexecuted portion of an anchored Firm VWAP Block Order (if any), is cancelled. For example, if two Firm VWAP Block Orders anchored for 10,000 shares with a ten (10) minute Bespoke Anchor Time, and the VWAP Block Time was six (6) minutes, the VWAP would be calculated for the VWAP Block Time (here, the six (6) minutes post-anchor). Here, the execution would occur for 60% of the anchored quantity (6,000 shares) and the remaining quantity (4,000 shares) would be canceled back.

VWAP Sliced Orders:

As further discussed below, the VWAP Sliced order type operates in a manner that is largely similar to the VWAP Block order type discussed above. However, while VWAP Block orders execute in a single transaction at the end of the designated VWAP Block Period, VWAP Sliced orders execute in multiple "slices" over the designated VWAP Block Period.

Manner of Order Entry/Conditional Trading Interest. Subscribers may submit conditional VWAP Sliced orders (such orders, "Conditional VWAP Sliced Orders") starting at 7:30 AM ET. Conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Conditional VWAP Sliced Orders may include "market" or "limit" pricing instructions. The ATS will reject any Conditional VWAP Sliced Order that includes pegged pricing instructions. Conditional VWAP Sliced Orders must include a time-in-force of "Day." Conditional VWAP Sliced Orders that include any other time-in-force instruction will be rejected.

Conditional VWAP Sliced Orders must include a Minimum and Maximum Anchor Time. The Minimum Anchor Time for Conditional VWAP Sliced Orders must be at least five (5) minutes. Minimum and Maximum Anchor Times must be expressed in whole minutes. A Conditional VWAP Sliced Order's Minimum Anchor Time may not exceed its Maximum Anchor Time, although a Conditional VWAP Sliced Order's Minimum Anchor Time may equal its Maximum Anchor Time. The ATS will cancel a Conditional VWAP Sliced Order once its Minimum Anchor Time can no longer be satisfied. Conditional VWAP Sliced Orders may include instructions to not match in a locked market, although such instructions will be ignored. Conditional VWAP Sliced Orders that include ALO instructions will be rejected.

Conditional VWAP Sliced Orders must include a Minimum Anchor Quantity instruction.

A Conditional VWAP Sliced Order may include a "Maximum Anchor Time Decay" attribute. The Maximum Anchor Time Decay cannot exceed the difference between an order's Minimum and Maximum Anchor Times.

Invitation. In the event of a conditional match between eligible contra-party Conditional VWAP Sliced Orders, the Conditional VWAP Sliced Orders will be canceled by the ATS and an invitation will be sent to each originating subscriber inviting each subscriber to send a firm-up order in response thereto (such invitations, "VWAP Sliced Invites," such firm orders sent in response thereto, "Firm VWAP Sliced Orders"). The ATS will not allow Conditional VWAP Sliced Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Sliced Invite, contraside Conditional VWAP Sliced Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A Conditional VWAP Sliced Order will only cause a single contra order to generate a VWAP Sliced Invite. Where multiple eligible contra-party Conditional VWAP Sliced Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) **order size; (iii)** maximum anchor time; and (~~iii~~**iv**) time of entry. The ATS will immediately cancel a Conditional VWAP Sliced Order once that Conditional VWAP Sliced Order has generated a VWAP Sliced Invite.

The VWAP Sliced Invite sent to the subscriber identifies (x) the "Bespoke Anchor Time" and (y) overlapping order size. The VWAP Sliced Invite recipient has two (2) seconds (the "Firm-Up Period") in which to submit a "Firm VWAP Sliced Order." The ATS will cancel any unanchored Firm VWAP Sliced Order following the expiration of the Firm-Up Period. Subscribers may cancel Firm VWAP Sliced Orders at any time after submission.

Firm VWAP Sliced Orders must include market or limit pricing instructions. A Firm VWAP Sliced Order may include any limit price, although a Firm VWAP Sliced Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

Firm VWAP Sliced Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the Conditional VWAP Sliced Order related to the VWAP Sliced Invite or the ATS will reject the order. The Firm VWAP Sliced Order must also include the Bespoke Anchor Time contained in the VWAP Sliced Invite. The Firm VWAP Sliced Order quantity must equal or exceed the Minimum Anchor Quantity of the originating Conditional VWAP Sliced Order.

Where both subscribers to a preliminary match between Conditional VWAP Sliced Orders submit Firm VWAP Sliced Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the Firm VWAP Sliced Orders will anchor. For clarity, Firm VWAP Sliced Orders anchor once both subscribers to a preliminary match have submitted Firm VWAP Sliced Orders and the ATS has determined the orders are eligible to interact with one another, commencing the VWAP calculation period. As noted above, subscribers may cancel Firm VWAP Sliced Orders at any time after submission, including post-anchoring.

Once anchored, Firm VWAP Sliced Orders will execute for randomized quantities and times (each, a "slice") that, except as noted below, aggregate to the anchored order quantity and Bespoke Anchor Time. Except as noted below, anchored Firm VWAP Sliced Orders in "liquid" names will receive a minimum of seven (7) executions (that is, they will be executed in seven (7) separate slices), while anchored Firm VWAP Sliced Orders in "illiquid" names will receive a minimum of five (5) executions. The ATS treats as "liquid" any security that, on a rolling twenty (20) trading day basis, exceeded the average number of executions across all NMS stocks. All other securities are considered "illiquid."

Each execution will be for the VWAP of the relevant slice period. For clarity, the VWAP calculation will reset following each slice period although calculations will otherwise be continuous (that is, there is no "pause" between slices). The size of each execution will be for a randomized quantity. In all instances the ATS permits Firm VWAP Sliced Orders to execute at prices outside the prevailing NBBO (that is, each slice may be executed at a price outside the prevailing NBBO).

Except where one of the following events occurs, the total anchored time for anchored Firm VWAP Sliced Orders will equal the orders' Bespoke Anchor Time: (i) the VWAP, as calculated during the relevant slice period, equals or exceeds the limit price of an anchored Firm VWAP Sliced Order; (ii) the relevant security becomes subject to a regulatory halt or a Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iii) subscriber or eBX cancellation of an anchored Firm VWAP Sliced Order; or (iv) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Separately, if the first print during a slice period equals or exceeds one order's limit price, the orders will immediately cancel and there will be no execution for that slice period (for clarity, prior slices (executions) will not be impacted). Where there is no print during a slice period the relevant slice will execute at the midpoint of the NBBO.

Where any of the events noted in clauses (i) through (iv) of the immediately foregoing paragraph occurs, there will be an execution for that slice period provided at least thirty (30) seconds of the relevant slice period has elapsed; if thirty (30) seconds have not elapsed then no execution will occur. In both instances any then-unexecuted portion of the order will be cancelled. Previously executed slices will not be impacted.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☒ Yes ☐ No

If no, identify and explain any differences.

Item 9:   Conditional Orders and Indications of Interest

> a.   *Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?*
>
> ☒ Yes   ☐ No
>
> *If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).*
>
> ### Conditional and Firm-Up Orders:
>
> The ATS accepts "Conditional Orders." A Conditional Order is an instruction to the ATS that the subscriber wants to interact with the order book on a conditional basis. A Conditional Order never executes; instead, when a Conditional Order would have otherwise matched with another order, the Conditional Order is canceled by the ATS and an Invite is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. As further discussed below, Conditional Orders, by default, may only interact at the midpoint of the prevailing NBBO. However, upon subscriber request to eBX, however made, eBX will remove the default logic and allow Conditional Orders that utilize Session Permissioning instructions to interact at any price at or inside the prevailing NBBO (such Conditional Orders designated as eligible to interact at any price at or inside the prevailing NBBO, "Session Conditional Orders," all other Conditional Orders, "Non-Session Conditional Orders"). For clarity, as used herein the term "Conditional Order" includes both Session and Non-Session Conditional Orders unless otherwise specified.
>
> Conditional Orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Conditional Orders may be pegged to the NBB, NBO or midpoint of the NBBO. Conditional Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $.02). Conditional Orders pegged to the midpoint of the NBBO may not include an offset price. Session Conditional Orders may be pegged to the primary (i.e., sell order pegged to the NBO or buy order pegged to the NBB) and may include an offset price. Non-Session Conditional Orders may not be pegged to the primary; the ATS will reject any Non-Session Conditional Orders pegged to the primary. As further discussed below, Conditional Orders must include a Minimum Block Size quantity.

15

Subscribers may designate Conditional Orders as "Day" or GTT. Conditional Orders may not be designated as IOC or Enhanced IOC. Conditional Orders may be modified, but their conditional status cannot be modified (i.e., a Conditional Order cannot be modified to be a Firm Order). Conditional Orders may include instructions to not interact with Firm Orders other than Firm-Up Orders. Any Firm-Up Order "resulting from" such a "conditional-only" Conditional Order must also include conditional-only instructions. Firm Orders, other than Firm-Up Orders resulting from a "conditional-only" Conditional Order, may not include a conditional-only order attribute. Conditional Orders may include ALO instructions, in which case the party submitting the Conditional Order will only receive an Invite where the Conditional Order would have been deemed to add liquidity at the time of the match (that is, assuming both the Non-Session Conditional Order and contraside interest were firm orders). Subscribers may designate their Conditional Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

Conditional Order Interaction: In the event eligible contra-party interest exists, whether such contra-party interest is Firm or Conditional Order, the ATS will notify the submitter of a Conditional Order via FIX (such notification, the "Invite") and request that the subscriber "firm-up" by submitting a firm order in response to the Invite (such firm orders, "Firm-Up Orders"). For purposes of determining whether to generate an Invite, only contraside interest that would have permitted an execution at the time of the match (had both the Conditional Orders and contraside interest been firm orders), including satisfying the Conditional Order's minimum block size requirement, are considered "eligible." A single eligible contra-side order may generate multiple Invites. For example, where two Conditional Orders are resting on the ATS and a single eligible contra-side order is submitted, both Conditional Orders will receive Invites.

The ATS will immediately cancel a Conditional Order once that Conditional Order has generated an Invite. The ATS will not generate Invites until the ATS has attempted to effect an Opening Cross for the relevant security (further discussed at Part III Item 10).

The Invite notes that the Conditional Order was cancelled (i.e., that a preliminary match occurred) and identifies the number of shares that would have been filled had both orders been firm orders. The Invite recipient will then have two (2) seconds (the "Firm-Up Period") in which to submit a Firm-Up Order. eBX anticipates that the majority of subscribers will use automated processes to respond to Invites, although "manual" entry (via FIX) of a Firm-Up Order in response to an Invite is permitted. Firm-Up Orders submitted after the Firm-Up Period will be rejected.

Firm-Up Orders are firm orders submitted in response to an Invite. A Firm-

Up Order must contain the same symbol, side, MPID and minimum block size quantity as the Conditional Order related to the Invite or it will be rejected by the ATS. As further discussed herein, Firm-Up Orders resulting from Session Conditional Orders (such Firm-Up Orders, "Session Firm-Up Orders") and Firm-Up Orders resulting from Non-Session Conditional Orders (such Firm-Up Orders, "Non-Session Firm-Up Orders") differ in manner of operation. A Firm-Up Order's status as a Session Firm-Up Order or Non-Session Firm-Up Order is determined exclusively on the Session or Non-Session status of the underlying Conditional Order, and, accordingly, the election of whether a Firm-Up Order operates as a Session or Non-Session Firm-Up Order is effectively made at the Conditional Order stage. For clarity, the term "Firm-Up Order," as used herein, includes both Session and Non-Session Firm-Up Orders unless otherwise specified.

Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO, while Session Firm-Up Orders are eligible to execute at any price at or inside the NBBO. Firm-Up Orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Firm-Up Orders may be pegged to the NBB, NBO or midpoint of the NBBO. Firm-Up Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $.02). Firm-Up Orders pegged to the midpoint of the NBBO may not include an offset price. Session Firm-Up Orders may be pegged to the primary and may include an offset price. Non-Session Firm-Up Orders may only be pegged to the primary where the NBBO is locked and the order's instructions permit it to cross in a locked-market; the ATS will otherwise reject any Non-Session Firm-Up Order pegged to the primary. Where accepted, Non-Session Firm-Up Orders pegged to the primary may not include an offset price.

Non-Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating Conditional Order (e.g., a subscriber that submitted a market Conditional Order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market Conditional Order may submit a Firm-Up Order pegged to the midpoint of the NBBO). Session Firm-Up Orders must have effective limit prices that, at the time of submission, are at least equal to the NBB (for buy orders) or NBO (for sell orders).

Firm-Up Orders resulting from Conditional Orders with ALO instructions must themselves include ALO instructions; where such a Firm-Up order does not include ALO instructions the ATS will reject the order (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and

17

may interact with orders other than the contraside order from the initial match). The ATS will reject Firm-Up Orders with ALO instructions where the related Conditional Order did not include ALO instructions.

Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with Conditional Orders, but may designate Firm-Up Orders as only eligible to interact with Conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" Firm Orders for matching and priority purposes. However, as noted above, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Non-Session Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the ATS and may subsequently become eligible for execution. Where a Non-Session Firm-Up Order matches with a "standard" Firm Order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity. Session Firm-Up Orders are treated like "standard" Firm Orders when determining both eligible execution prices and resulting execution price.

The ATS does not prevent subscribers from submitting Firm Orders that are not Firm-Up Orders following receipt of an Invite, although the ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

VWAP Block Orders:

The VWAP Block order type allows subscribers to submit conditional trading interest that, if "firmed up" and anchored, will execute at the VWAP of an agreed to time period.

Manner of Order Entry/Conditional Trading Interest. Subscribers may submit conditional VWAP Block orders (such orders, "Conditional VWAP Block Orders") starting at 7:30 AM ET. Conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Conditional VWAP Block Orders may include "market" or "limit" pricing instructions. The ATS will reject any Conditional VWAP Block Order that includes pegged pricing instructions. Conditional VWAP Block Orders must include a time-in-force of "Day." Conditional VWAP Block Orders that include any other time-in-force instruction will be rejected.

Conditional VWAP Block Orders must include a Minimum and Maximum Anchor Time. The "Minimum Anchor Time" designates the minimum (shortest) VWAP calculation period permitted for the order, while the "Maximum Anchor Time" designates the maximum (longest) permitted VWAP calculation period. Minimum and Maximum Anchor Times must be expressed in whole minutes. A Conditional VWAP Block Order's Minimum Anchor Time must be for at least one (1) minute and may not exceed its Maximum Anchor Time, although a Conditional VWAP Block Order's Minimum Anchor Time may equal its Maximum Anchor Time. The ATS will cancel a Conditional VWAP Block Order once its Minimum Anchor Time can no longer be satisfied. Conditional VWAP Block Orders may include instructions to not match in a locked market, although such instructions will be ignored. Conditional VWAP Block Orders that include ALO instructions will be rejected.

Conditional VWAP Block Orders must include a Minimum Anchor Quantity instruction. A "Minimum Anchor Quantity" represents the smallest contra order that the Conditional VWAP Block Order will invite to firm-up.

A Conditional VWAP Block Order may include a "Maximum Anchor Time Decay" attribute. A Maximum Anchor Time Decay attribute instructs the ATS to reduce or "decay" the order's Maximum Anchor Time every minute for the designated decay period or until an Invite is generated, whichever occurs first. The Maximum Anchor Time Decay cannot exceed the difference between an order's Minimum and Maximum Anchor Times.

Invitation In the event of a conditional match between eligible contra-party Conditional VWAP Block Orders, the Conditional VWAP Block Orders will be canceled by the ATS and an invitation will be sent to each originating subscriber inviting each subscriber to send a firm-up order in response thereto (such invitations, "VWAP Block Invites," such firm orders sent in response thereto, "Firm VWAP Block Orders"). The ATS will not allow Conditional VWAP Block Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Block Invite, contraside Conditional VWAP Block Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A Conditional VWAP Block Order will only cause a single contra order to generate a VWAP Block Invite. Where multiple eligible contra-party Conditional VWAP Block Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) **order size; (iii)** maximum anchor time; and (~~iii~~**iv**) time of entry. The ATS will immediately cancel a Conditional VWAP Block Order once that Conditional VWAP Block Order has generated a VWAP Block Invite.

The VWAP Block Invite sent to the subscriber identifies (x) the "Bespoke Anchor Time" and (y) overlapping order size. The "Bespoke Anchor Time" is the longest permissible overlapping anchor time. A VWAP Block Invite recipient has two (2) seconds (the "Firm-Up Period") in which to submit a "Firm VWAP Block Order." The ATS will cancel any unanchored Firm VWAP Block Order following the expiration of the Firm-Up Period. Subscribers may cancel Firm VWAP Block Orders at any time after submission.

Firm VWAP Block Orders must include market or limit pricing instructions. A Firm VWAP Block Order may include any limit price, although a Firm VWAP Block Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

Firm VWAP Block Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the Conditional VWAP Block Order related to the VWAP Block Invite or the ATS will reject the order. The Firm VWAP Block Order must also include the Bespoke Anchor Time contained in the VWAP Block Invite. The Firm VWAP Block Order quantity must equal or exceed the Minimum Anchor Quantity of the originating Conditional VWAP Block Order.

Where both subscribers to a preliminary match between Conditional VWAP Block Orders submit Firm VWAP Block Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the Firm VWAP Block Orders will anchor. As noted above, subscribers may cancel Firm VWAP Block Orders at any time after submission, including post-anchoring.

Anchored Firm VWAP Block Orders will receive the VWAP of the "VWAP Block Time;" *provided*, however, where the VWAP Block Time is less than one (1) minute no execution will be provided and the anchored orders will be cancelled in full. The VWAP Block Time begins once the Firm VWAP Block Orders are anchored and terminates at the earliest of: (i) the end of the Bespoke Anchor Time; (ii) when the VWAP, as calculated from the start of the VWAP Block Time, equals or exceeds the limit price of an anchored Firm VWAP Block Order; (iii) at the time the relevant security becomes subject to a regulatory halt or Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iv) subscriber cancellation of an anchored Firm VWAP Block Order; and (v) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Where any of clauses (i) through (v) applies, the resulting execution price will be the VWAP for the relevant VWAP Block Time (which, for clarity, is deemed to terminate upon any of the events in clauses (i) through (v) occurring). Where there is no execution during the VWAP Block Time, the execution price is the midpoint of the NBBO at the end of the VWAP Block Time; *provided*, however, that if the midpoint of the NBBO at the end of the VWAP Block Time would violate an order's limit price then both orders will be cancelled without a fill. If the first print during the VWAP Block Time is outside one order's limit price, the anchored Firm VWAP Block Orders are canceled back with no prints (even where the orders had been anchored for longer than a minute). As noted above, the ATS permits Firm VWAP Block Orders to execute at prices outside the prevailing NBBO.

Where an execution occurs prior to the end of the Bespoke Anchor Time, the orders will receive a pro rata execution in proportion to the elapsed Bespoke Anchor Time. By default, such pro rata execution will be rounded up to the nearest round lot; *provided*, however, that where both orders permit mixed or odd lot executions, the execution may be for a mixed or odd lot quantity, as applicable. Following the execution, the unexecuted portion of an anchored Firm VWAP Block Order (if any), is cancelled.

VWAP Sliced Orders:

Manner of Order Entry/Conditional Trading Interest. Subscribers may submit conditional VWAP Sliced orders (such orders, "Conditional VWAP Sliced Orders") starting at 7:30 AM ET. Conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Conditional VWAP Sliced Orders may include "market" or "limit" pricing instructions. The ATS will reject any Conditional VWAP Sliced Order that includes pegged pricing instructions. Conditional VWAP Sliced Orders must include a time-in-force of "Day." Conditional VWAP Sliced Orders that include any other time-in-force instruction will be rejected.

Conditional VWAP Sliced Orders must include a Minimum and Maximum Anchor Time. The Minimum Anchor Time for Conditional VWAP Sliced Orders must be at least five (5) minutes. Minimum and Maximum Anchor Times must be expressed in whole minutes. A Conditional VWAP Sliced Order's Minimum Anchor Time may not exceed its Maximum Anchor Time, although a Conditional VWAP Sliced Order's Minimum Anchor Time may equal its Maximum Anchor Time. The ATS will cancel a Conditional VWAP Sliced Order once its Minimum Anchor Time can no longer be satisfied. Conditional VWAP Sliced Orders may include instructions to not match in a locked market, although such instructions will be ignored. Conditional VWAP Sliced Orders that include ALO instructions will be rejected.

Conditional VWAP Sliced Orders must include a Minimum Anchor Quantity instruction.

A Conditional VWAP Sliced Order may include a "Maximum Anchor Time Decay" attribute. The Maximum Anchor Time Decay cannot exceed the difference between an order's Minimum and Maximum Anchor Times.

Invitation. In the event of a conditional match between eligible contra-party Conditional VWAP Sliced Orders, the Conditional VWAP Sliced Orders will be canceled by the ATS and an invitation will be sent to each originating subscriber inviting each subscriber to send a firm-up order in response thereto (such invitations, "VWAP Sliced Invites," such firm orders sent in response thereto, "Firm VWAP Sliced Orders"). The ATS will not allow Conditional VWAP Sliced Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Sliced Invite, contraside Conditional VWAP Sliced Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A Conditional VWAP Sliced Order will only cause a single contra order to generate a VWAP Sliced Invite. Where multiple eligible contra-party Conditional VWAP Sliced Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) **order size; (iii)** maximum anchor time; and (~~iii~~**iv**) time of entry. The ATS will immediately cancel a Conditional VWAP Sliced Order once that Conditional VWAP Sliced Order has generated a VWAP Sliced Invite.

The VWAP Sliced Invite sent to the subscriber identifies (x) the "Bespoke Anchor Time" and (y) overlapping order size. The VWAP Sliced Invite recipient has two (2) seconds (the "Firm-Up Period") in which to submit a "Firm VWAP Sliced Order." The ATS will cancel any unanchored Firm VWAP Sliced Order following the expiration of the Firm-Up Period. Subscribers may cancel Firm VWAP Sliced Orders at any time after submission.

Firm VWAP Sliced Orders must include market or limit pricing instructions. A Firm VWAP Sliced Order may include any limit price, although a Firm VWAP Sliced Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

Firm VWAP Sliced Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the Conditional VWAP Sliced Order related to the VWAP Sliced Invite or the ATS will reject the order. The Firm VWAP Sliced Order must also include the Bespoke Anchor Time contained in the VWAP Sliced Invite. The Firm VWAP Sliced Order quantity must equal or exceed the Minimum Anchor Quantity of the originating Conditional VWAP Sliced Order.

Where both subscribers to a preliminary match between Conditional VWAP Sliced Orders submit Firm VWAP Sliced Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the Firm VWAP Sliced Orders will anchor. As noted above, subscribers may cancel Firm VWAP Sliced Orders at any time after submission, including post-anchoring.

Once anchored, Firm VWAP Sliced Orders will execute for randomized quantities and times (each, a "slice") that, except as noted below, aggregate to the anchored order quantity and Bespoke Anchor Time. Except as noted below, anchored Firm VWAP Sliced Orders in "liquid" names will receive a minimum of seven (7) executions (that is, they will be executed in seven (7) separate slices), while anchored Firm VWAP Sliced Orders in "illiquid" names will receive a minimum of five (5) executions. The ATS treats as "liquid" any security that, on a rolling twenty (20) trading day basis, exceeded the average number of executions across all NMS stocks. All other securities are considered "illiquid."

Each execution will be for the VWAP of the relevant slice period. For clarity, the VWAP calculation will reset following each slice period although calculations will otherwise be continuous (that is, there is no "pause" between slices). The size of each execution will be for a randomized quantity. In all instances the ATS permits Firm VWAP Sliced Orders to execute at prices outside the prevailing NBBO (that is, each slice may be executed at a price outside the prevailing NBBO).

Except where one of the following events occurs, the total anchored time for anchored Firm VWAP Sliced Orders will equal the orders' Bespoke Anchor Time: (i) the VWAP, as calculated during the relevant slice period, equals or exceeds the limit price of an anchored Firm VWAP Sliced Order; (ii) the relevant security becomes subject to a regulatory halt or a Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iii) subscriber or eBX cancellation of an anchored Firm VWAP Sliced Order; or (iv) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Separately, if the first print during a slice period equals or exceeds one order's limit price, the orders will immediately cancel and there will be no execution for that slice period (for clarity, prior slices (executions) will not be impacted). Where there is no print during a slice period the relevant slice will execute at the midpoint of the NBBO.

Where any of the events noted in clauses (i) through (iv) of the immediately foregoing paragraph occurs, there will be an execution for that slice period provided at least thirty (30) seconds of the relevant slice period has elapsed; if thirty (30) seconds have not elapsed then no execution will occur. In both instances any then-unexecuted portion of the order will be cancelled. Previously executed slices will not be impacted.

b. *If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?*

☒ Yes ☐ No

If no, identify and explain any differences.

Item 11: Trading Services, Facilities and Rules

    a.   Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The ATS receives subscribers' orders centrally for future processing and execution by operating a limit order matching book that allows subscribers to submit buy and sell orders and to obtain execution against matching orders submitted in the system. Generally, the ATS accepts orders for all NMS stocks, although the ATS may reject orders in individual symbols to prevent exceeding certain regulatory thresholds (e.g., the fair access and Regulation SCI thresholds). The ATS treats all orders as being submitted on a "not held" basis.

The ATS accepts Firm Orders, including Firm-Up Orders, Conditional Orders, Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders.

Conditional and Firm Orders may, subject to the restrictions and relevant order instructions, interact with one another. Generally, Firm Orders represent "firm" trading interest that is eligible to interact immediately at prices at or inside the prevailing NBBO. Conditional Orders represent "conditional" trading interest that will receive invitations to "firm up" where eligible contraside interest exists. Firm Orders, other than Firm-Up Orders sent in response to an invitation to firm-up, may be designated as ineligible to interact with Conditional Orders and where so designated will not invite a Conditional Orders to "firm up." Firm Orders and Conditional Orders may only interact at prices at or inside the prevailing NBBO.

The ATS offers three VWAP Order Types: (i) Full Day VWAP Orders, (ii) VWAP Block Orders and (iii) VWAP Sliced Orders. Execution prices for all VWAP Order Types are determined by the ATS based on executed trades reported via the SIP during the relevant time period. Trading interest submitted as a particular VWAP Order Type is only eligible to interact with other orders of that same VWAP Order Type. The Full Day VWAP order type allows subscribers to submit trading interest prior to regular trading hours that, if matched, will execute at the security's VWAP for that trading day. The VWAP Block order type allows subscribers to submit conditional trading interest that, if firmed-up and anchored with a contraside order, will receive a single execution priced at the VWAP for a designated time period. The VWAP Sliced order type allows subscribers to submit conditional trading interest that, if firmed-up and anchored with a contraside order, will receive multiple executions over a designated period, with each execution priced at the VWAP of the relevant portion or "slice" of the designated period. For all VWAP Order Types the ATS permits executions at prices outside the prevailing NBBO (subject to certain restrictions noted herein).

While a subscriber's order interest is generally not displayed to other subscribers, firm-up invitations identify certain terms of the contraside order interest (e.g., the symbol and side of a contraside order, amongst other information).

The ATS allows subscribers to designate orders, including Firm Orders, Conditional Orders, and VWAP Order Types, as only eligible to interact with, or as ineligible to interact with, orders of designated subscribers. Additionally, subscribers may elect to only interact with, or not interact with, certain groups of subscribers, including groups whose constituents are identified by eBX in its reasonable discretion (see Part III Items 13 and 14 for additional information).

Subscribers may utilize the ATS' counterparty permissioning functionality such that the subscriber's orders, including Firm Orders, Conditional Orders, and VWAP Order Types, are solely eligible to interact with other orders submitted by the subscriber. eBX anticipates that subscribers that are unable to trade report transactions will, or do, utilize this functionality as a means of crossing orders (either as principal or dual agent) and trade reporting or "printing" the resulting transactions.

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ Yes ☐ No

If no, identify and explain any differences.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

Firm and Conditional Orders:

The ATS, outside of the Opening Cross and barring additional execution instructions, matches Firm Orders based on the following factors in the following order: (i) price and (ii) time. All orders that are marketable against the NBBO (*i.e.*, buy orders priced at or above the NBO and sell orders priced at or below the NBB) are treated as being on price parity, regardless of the order's actual limit price (e.g., all buy orders with limit prices at or above the NBO are treated as being on price parity). For orders pegged to the midpoint of the NBBO, where (x) the prevailing midpoint is above $1.00, the ATS will round any implicit subpenny limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.01 and (y) the prevailing midpoint is less than $1.00, the ATS, where applicable, will round any implicit limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.0001. Pegged orders are ranked based on their pegged price and not on any ultimate limit price associated with the order. For purposes of establishing time priority the ATS treats pegged orders as received at the time of original order receipt, rather than as received at each subsequent price change. Where a subscriber modifies a Firm Order, other than to reduce the order's size, the ATS treats the order as received at the time of modification. Notwithstanding the foregoing, Firm-Up Orders may not be modified. The ATS, for the avoidance of doubt, treats a Firm-Up Order's time of receipt as the time the ATS receives the Firm-Up Order (and not the time the ATS received the related Conditional Order). As between two orders to a match, the order treated by the ATS as having been received first is deemed to "add" liquidity, while the other order is deemed to "remove" liquidity.

Notwithstanding the foregoing, Conditional Orders are not subject to the priority logic discussed above. Rather, where contra-side trading interest exists, all eligible Conditional Orders will receive Invites (i.e., the Conditional Order received first will not have priority in receiving an Invite).

Where two Firm Orders are eligible to be matched at multiple price levels, they will execute at the midpoint of the eligible execution prices. For example, where the NBBO is $20.00 x $20.05, and the ATS receives a limit order to buy at $20.10 and a limit order to sell at $20.02, the limit buy order will be repriced to the NBO (here $20.05) in calculating the midpoint of the orders' eligible execution prices, and the orders will be executed at $20.035 (i.e., the midpoint of eligible execution prices, and not the midpoint of the NBBO). Notwithstanding the foregoing, a Firm-Up Order is only eligible to execute at the midpoint of the NBBO and, for the avoidance of doubt, executions between Firm Orders and Firm-Up Orders will only occur at the midpoint of the NBBO. The ATS will not execute any order outside the NBBO, including in the Opening Crosses.

The ATS disregards any "intermarket-sweep order" designation included with an order. The ATS does not execute orders when the NBBO is crossed. By default, all orders submitted by a subscriber are eligible to execute when the NBBO is locked. However, subscribers may (i) designate, on an order-by-order basis, whether an order is eligible to execute when the NBBO is locked or (ii) designate all orders submitted via a FIX session as ineligible to execute when the NBBO is locked.

The ATS will apply the priorities detailed above with respect to eligible orders and prices only. To the extent an order entered into the ATS may not, by law, rule, regulation or the terms of the order, (i) be crossed with another order, (ii) be crossed at a particular price or (iii) be crossed with a particular subscriber or desk, then such orders will be ineligible for matching or, where applicable, the price adjusted to a permissible price. The ATS will not execute short sale orders at the NBB when a circuit breaker is in effect, although short sales may otherwise be executed at permitted prices. Orders submitted at prices that are impermissible by law or rule (e.g., Rule 612 of Regulation NMS) will be rejected.

Full Day VWAP Orders:

The ATS attempts to cross all open Full Day VWAP Orders at 9:28 AM ET (the "Full Day VWAP Cross"). A single Full Day VWAP Order may match with multiple contra side Full Day VWAP Orders. Where multiple eligible contra-party Full Day VWAP Orders exist, priority is determined based on the following factors in the following order: (i) size and (ii) time of order receipt. Full Day VWAP Orders are ineligible to match outside of the Full Day VWAP Cross. For clarity, Full Day VWAP Orders may only interact with other Full Day VWAP Orders.

Orders that match in the Full Day VWAP Cross are "anchored" for the remainder of the trading day. "Anchored" orders are ineligible to match with other orders in the ATS. The ATS cancels any fully unanchored Full Day VWAP Order following the Full Day VWAP Cross.

As noted above, and unless cancelled by eBX, anchored Full Day VWAP Orders receive an execution price equal to that day's VWAP for the security.

Except where cancelled by eBX, the anchored portion of any Full Day VWAP Order will execute in full (that is, even when the VWAP calculation is terminated "early" due to a Market Wide Circuit Breaker). A Full Day VWAP Order that is cancelled by eBX will not receive an execution.

VWAP Block Orders:

Subscribers may submit Conditional VWAP Block Orders starting at 7:30 AM ET. Conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

In the event of a conditional match between eligible contra-party Conditional VWAP Block Orders, the Conditional VWAP Block Orders will be canceled by the ATS and an invitation will be sent to each originating subscriber, inviting each subscriber to send a firm-up order in response thereto (such invitations, "VWAP Block Invites," such firm orders sent in response thereto, "Firm VWAP Block Orders"). The ATS will not allow Conditional VWAP Block Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Block Invite, contraside Conditional VWAP Block Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A Conditional VWAP Block Order will only cause a single contra order to generate a VWAP Block Invite. Where multiple eligible contra-party Conditional VWAP Block Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) **order size; (iii)** maximum anchor time; and (~~iii~~**iv**) time of entry. In determining price priority, limit orders are ranked based on their actual limit price. Market orders are treated as being on price parity with other market orders, and are treated as having priority over all limit orders. The ATS will immediately cancel a Conditional VWAP Block Order once that Conditional VWAP Block Order has generated a VWAP Block Invite.

Firm VWAP Block Orders must include market or limit pricing instructions. A Firm VWAP Block Order may include any limit price, although a Firm VWAP Block Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

Firm VWAP Block Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the Conditional VWAP Block Order related to the VWAP Block Invite or the ATS will reject the order. The Firm VWAP Block Order must also include the Bespoke Anchor Time contained in the VWAP Block Invite. The Firm VWAP Block Order quantity must equal or exceed the Minimum Anchor Quantity of the originating Conditional VWAP Block Order.

Anchored Firm VWAP Block Orders will receive the VWAP of the "VWAP Block Time;" *provided*, however, where the VWAP Block Time is less than one (1) minute no execution will be provided and the anchored orders will be cancelled in full. The VWAP Block Time begins once the Firm VWAP Block Orders are anchored and terminates at the earliest of: (i) the end of the Bespoke Anchor Time; (ii) when the VWAP, as calculated from the start of the VWAP Block Time, equals or exceeds the limit price of an anchored Firm VWAP Block Order; (iii) at the time the relevant security becomes subject to a regulatory halt or Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iv) subscriber cancellation of an anchored Firm VWAP Block Order; and (v) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Where any of clauses (i) through (v) applies, the resulting execution price will be the VWAP for the relevant VWAP Block Time (which, for clarity, is deemed to terminate upon any of the events in clauses (i) through (v) occurring). Where there is no execution during the VWAP Block Time, the execution price is the midpoint of the NBBO at the end of the VWAP Block Time; *provided*, however, that if the midpoint of the NBBO at the end of the VWAP Block Time would violate an order's limit price then both orders will be cancelled without a fill. If the first print during the VWAP

Block Time is outside one order's limit price, the anchored Firm VWAP Block Orders are canceled back with no prints (even where the orders had been anchored for longer than a minute). As noted above, the ATS permits Firm VWAP Block Orders to execute at prices outside the prevailing NBBO.

Where an execution occurs prior to the end of the Bespoke Anchor Time, the orders will receive a pro rata execution in proportion to the elapsed Bespoke Anchor Time. By default, such pro rata execution will be rounded up to the nearest round lot; *provided*, however, that where both orders permit mixed or odd lot executions, the execution may be for a mixed or odd lot quantity, as applicable. Following the execution, the unexecuted portion of an anchored Firm VWAP Block Order (if any), is cancelled.

VWAP Sliced Orders:

Subscribers may submit Conditional VWAP Sliced Orders starting at 7:30 AM ET. Conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Invitation. In the event of a conditional match between eligible contra-party Conditional VWAP Sliced Orders, the Conditional VWAP Sliced Orders will be canceled by the ATS and an invitation will be sent to each originating subscriber, inviting each subscriber to send a firm-up order in response thereto (such invitations, "VWAP Sliced Invites," such firm orders sent in response thereto, "Firm VWAP Sliced Orders"). The ATS will not allow Conditional VWAP Sliced Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Sliced Invite, contraside Conditional VWAP Sliced Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A Conditional VWAP Sliced Order will only cause a single contra order to generate a VWAP Sliced Invite. Where multiple eligible contra-party Conditional VWAP Sliced Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) **order size; (iii)** maximum anchor time; and (~~iii~~**iv**) time of entry. In determining price priority, limit orders are ranked based on their actual limit price. Market orders are treated as being on price parity with other market orders, and market orders are treated as having priority over all limit orders. The ATS will immediately cancel a Conditional VWAP Sliced Order once that Conditional VWAP Sliced Order has generated a VWAP Sliced Invite.

Firm VWAP Sliced Orders must include market or limit pricing instructions. A Firm VWAP Sliced Order may include any limit price, although a Firm VWAP Sliced Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

Firm VWAP Sliced Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the Conditional VWAP Sliced Order related to the VWAP Sliced Invite or the ATS will reject the order. The Firm VWAP Sliced Order must also include the Bespoke Anchor Time contained in the VWAP Sliced Invite. The Firm VWAP Sliced Order quantity must equal or exceed the Minimum Anchor Quantity of the originating Conditional VWAP Sliced Order.

Once anchored, Firm VWAP Sliced Orders will execute for randomized quantities and times (each, a "slice") that, except as noted below, aggregate to the anchored order quantity and Bespoke Anchor Time. Except as noted below, anchored Firm VWAP Sliced Orders in "liquid" names will receive a minimum of seven (7) executions (that is, they will be executed in seven (7) separate slices), while anchored Firm VWAP Sliced Orders in "illiquid" names will receive a minimum of five (5) executions. The ATS treats as "liquid" any security that, on a rolling twenty (20) trading day basis, exceeded the average number of executions across all NMS stocks. All other securities are considered "illiquid."

Each execution will be for the VWAP of the relevant slice period. For clarity, the VWAP calculation will reset following each slice period although calculations will otherwise be continuous (that is, there is no "pause" between slices). The size of each execution will be for a randomized quantity. In all instances the ATS permits Firm VWAP Sliced Orders to execute at prices outside the prevailing NBBO (that is, each slice may be executed at a price outside the prevailing NBBO).

Except where one of the following events occurs, the total anchored time for anchored Firm VWAP Sliced Orders will equal the orders' Bespoke Anchor Time: (i) the VWAP, as calculated during the relevant slice period, equals or exceeds the limit price of an anchored Firm VWAP Sliced Order; (ii) the relevant security becomes subject to a regulatory halt or a Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iii) subscriber or eBX cancellation of an anchored Firm VWAP Sliced Order; or (iv) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Separately, if the first print during a slice period equals or exceeds one order's limit price, the orders will immediately cancel and there will be no execution for that slice period (for clarity, prior slices (executions) will not be impacted). Where there is no print during a slice period the relevant slice will execute at the midpoint of the NBBO.

Where any of the events noted in clauses (i) through (iv) of the immediately foregoing paragraph occurs, there will be an execution for that slice period provided at least thirty (30) seconds of the relevant slice period has elapsed;

if thirty (30) seconds have not elapsed then no execution will occur. In both instances any then-unexecuted portion of the order will be cancelled. Previously executed slices will not be impacted.

For all order types, where a subscriber utilizes Internalization-Only functionality (further described in Part III Item 14 below), that subscriber's order will only be eligible to interact with other orders submitted by that subscriber. As a general matter, eBX understands subscribers utilize this functionality to cross orders of the subscriber's underlying customers (or fill the underlying customer's order as principal) and leverage eBX's trade reporting capabilities.

For all order types, trading errors resulting in the ATS are recorded in eBX's error accounts. eBX views trading errors as transactions in the wrong security or side of the market, executions outside an order's limit price, executions based on latent market data and executions at clearly erroneous prices. eBX handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Potential trading errors can be raised by subscribers or identified by eBX personnel. eBX compliance, after confirming activity represents a trading error, will attempt to place the subscriber in the position it would have been in had the error not occurred.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ Yes   ☐ No

If no, identify and explain any differences.